Valin and ArcelorMittal Sign Electrical Steel JV Agreement

Luxembourg/Changsha, 13 August - Hunan Valin Steel Group Co., Ltd. and ArcelorMittal signed a joint venture agreement for the production and sales of electrical (silicon) steel, one more milestone following the Auto Sheet JV agreement signed by both parties last June. These two JVs constitute part of the realization of the framework agreement signed by Valin and ArcelorMittal in November last year.

The new JV, named Valin ArcelorMittal Electrical Steel Co., Ltd., has a registered capital of 2.6 billion RMB, each party retaining 50% of the shares. This JV will build cold rolling and processing facilities for the production of non-grain oriented (NGO) and grain oriented (GO) electrical steels. The total investment is estimated at 6.5 billion RMB, aiming for an annual production of 400,000 tons non-grain oriented and 200,000 tons grain oriented steel. ArcelorMittal will transfer its latest NGO and GO technologies to the joint venture.

Meanwhile, Valin Lian’gang, a subsidiary of Valin Steel Tube & Wire, signed a supply agreement with the joint venture. In order to supply high-quality hot-rolled substrate to the Electrical Steel JV, Valin Liangang also signed a Technology License Agreement with ArcelorMittal for the transfer of NGO and GO upstream technologies. ArcelorMittal’s R&D centers in Brazil and Europe are dedicated to continuing product improvement as well as development of new, higher performance grain oriented grades.

Mr. ZHENG Baiping, General Manager of Valin Liangang said: ”Currently oriented steel and high-grade non-oriented steel production in China is limited to a few large leading steelmakers. Our Electrical Steel JV will be ready to start production in 2010 and will supply competitive high end products to a high requirement electrical steel market.”

Mr. LI Xiaowei, Valin Group’s Chairman commented: “Valin continues to target high-end flat rolled demand, supported by the technical platform set up with ArcelorMittal and adjusting its product mix, developing its own core technical and innovative capabilities. Electrical steel is the latest addition, following high end heavy plate and automotive steel products.”

Mr. Gonzalo Urquijo, member of ArcelorMittal’s Group Management Board stated: “This Electrical Steel JV will allow Valin and ArcelorMittal to produce the latest generation and very high performance electrical steel grades in China, thanks to the technology transfer and the continuing R&D efforts from ArcelorMittal. It is a significant step forward in ArcelorMittal’s strategy for supplying the market worldwide with high quality electrical steels. ArcelorMittal has recently decided expansions in its European and Brazilian operations and considers this market as strategic considering the strong demand linked to the increasing need for electricity distribution and consumption in performing applications.”